January 27, 2025

VIA EDGAR & ELECTRONIC MAIL

Tamika Sheppard

Tim Buchmiller

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

11 F Street, NE

Washington, D.C. 20549-3561

Re:	Iris Parent Holding Corp.
Post- Effective Amendment No. 2 to Registration Statement on Form S-4
Filed January 16, 2025
File No. 333-275409

Ladies and Gentlemen:

This letter sets forth the response of Iris Parent Holding Corp. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated January 23, 2025, with respect to the Company’s Post-Effective Amendment No. 2 to Registration Statement on Form S-4, filed with the Commission on January 16, 2025 (the “Registration Statement”).

Concurrent with the submission of this letter, we are filing Post-Effective Amendment No. 3 to the Registration Statement (the “Form S-4”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement. For your convenience, the Staff’s comment is reprinted in bold below, followed by the Company’s response thereto.

Post-Effective Amendment No. 2 to Registration Statement on Form S-4

Summary of the Proxy Statement/Prospectus, page 1

1.	We note your response to prior comment 5 and we reissue the comment in part. Please provide an explanation on why the TDT license agreement was terminated.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure in the Explanatory Note, and on pages viii, 11 and 113-114 of the Form S-4.

Conditions to Each Party's Obligations, page 4

2.	We note your response to prior comment 8 and we reissue the comment in part. Please revise to disclose whether the acknowledgement from Viral Gene has been received and, if not, include a risk factor addressing the risks that would arise if Iris waives the condition that the acknowledgement be received prior to closing.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Form S-4, and has filed the acknowledgement as Exhibit 10.9 to the Form S-4.

Tamika Sheppard

Tim Buchmiller

U.S. Securities & Exchange Commission

January 27, 2025

Signatures, page II-5

3.	Please indicate parenthetically who is signing the post-effective amendment to the registration statement in the capacity of principal executive officer, principal financial officer, and controller or principal accounting officer. Refer to Instruction 1 to Signatures on Form S-4.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on the signature page of the Form S-4.

The Company believes the foregoing fairly responds to the Staff’s comment in its letter dated January 23, 2025, and is prepared to provide the Staff with additional information. Thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact Chauncey Lane, at (214) 969-1278.

Sincerely,

/s/ Chris Kim
Name:	Chris Kim
Title:	Chief Executive Officer

cc: Chauncey Lane, Esq., Holland & Knight LLP